





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50630

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kalos Capital, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11525 Park Woods Circle
(No. and Street)

Alpharetta	Georgia	30005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Carol Wildermuth 678-356-1100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HLB Gross Collins
(Name – *if individual, state last, first, middle name*)

3330 Cumberland Blvd; Suite 1000	Atlanta	GA	30339
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Carol Wildermuth, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kalos Capital, Inc., as of December 31, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

KIM W HART
MY COMMISSION EXPIRES
JUNE
27
2020
FULTON CO., GEORGIA
NOTARY PUBLIC

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Kalos Capital, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Kalos Capital, Inc. (the "Company") as of December 31, 2019, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended, and the related notes and schedules (collectively referred to as "the financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Kalos Capital, Inc. as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Kalos Capital, Inc.'s management. Our responsibility is to express an opinion on Kalos Capital, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Kalos Capital, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information included on pages 12 to 14 has been subjected to audit procedures performed in conjunction with the audit of Kalos Capital, Inc.'s financial statements. The supplemental information is the responsibility of Kalos Capital, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

HLB Gross Collins, P.C.

We have served as Kalos Capital, Inc.'s auditor since 2015.
Atlanta, Georgia
February 26, 2020

3330 Cumberland Boulevard, Suite 1000, Atlanta, GA 30339   **TEL**: 770-433-1711   **FAX**: 770-432-3473

hlbgrosscollins.com   "Local in Touch – Global in Reach"

HLB Gross Collins P.C. is a member of HLB International, the global advisory and accounting network

Kalos Capital, Inc.

Statement of Financial Condition
December 31, 2019

Assets

Cash	$ 1,726,158
Deposits with clearing organizations	150,000
Commissions receivable	567,811
Accounts receivable	128,332
Accounts receivable, related parties	10,375
Prepaid expenses	250,658
Total assets	**$ 2,833,334**

Liabilities and stockholders' equity

Liabilities

Accounts payable	$ 157,279
Accrued Expenses	179,500
Commissions payable	696,052
Deferred Revenue	426,550
Total liabilities	**1,459,381**

Stockholders' equity

Common stock, $1 par value, 100 shares authorized, issued and outstanding	100
Paid-in capital	50,900
Retained earnings	1,322,953
Total stockholders' equity	**1,373,953**
Total liabilities and stockholders' equity	**$ 2,833,334**

The accompanying notes are an integral part of these financial statements.

1.   Nature of Operations and Summary of Significant Accounting Policies

Kalos Capital, Inc. (the "Company") was formed in 1997 and conducts business as a securities broker-dealer. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and Securities Investor Protection Corporation (SIPC).

Description of the Business

The Company, through a network of registered representatives, sells various securities to customers, including stocks, bonds, direct participation programs through private placements, interests in limited partnerships, limited liability companies, real estate investment trusts, business development companies and variable annuities, on a fully disclosed basis. All of the Company's trades are cleared through one of two unrelated clearing brokers. The Company's independent registered representatives are licensed throughout the United States.

Use of Estimates in Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

Cash represents withdrawable deposits in a bank account held in a broker/dealer. From time to time, balances may exceed federally insured limits. The Company does not believe it is exposed to any significant credit risk in such account. The cash balance shown in the Statement of Cash Flows included Deposits with Clearing Organizations.

Deposits with Clearing Organizations

Deposits are held by the clearing brokers as a condition of the Company's Fully Disclosed Clearing Agreements. The required deposits with the clearing organizations totaled $150,000 at December 31, 2019.

Revenue Recognition

Revenue from contracts with customers includes commission income and fees from the sale of securities. The significant judgment used to determine the recognition and measurement of revenue is based on the assessment of individual contract terms. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled at a point in time based on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur if there is any uncertainty involved.

Commission revenues and related clearing expenses are recorded on a trade-date basis as securities transactions occur. The trade date is the date the trade transaction is executed and processed by the Company. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or investor is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. Commissions revenue from contracts with customers was $20,329,369 in 2019. During 2019, one product individually accounted for greater than 5% of commission revenue. Total revenue generated from this one product represented approximately 6% of commission revenue in 2019.

The Company receives sponsorship income for annual events for its investment advisors in return for publicity and other networking opportunities. The income received prior to the events are deferred and recognized as income when the related costs have been incurred and the Company has satisfied its obligation under the contract. Sponsorship income recognized in 2019 and included in other fee revenue on the statement of income was $171,473. Deferred revenue was $426,550 as of December 31, 2019.

The Company receives reimbursements from the Company's registered representatives that relate to fees paid on their behalf. These fee reimbursements are recognized as income in the period in which the associated costs are incurred. Fee reimbursements from registered representatives included in other fee revenue on the statement of income was $707,072 in 2019.

Commissions Receivable

Commissions receivable from contracts with customers are recognized when the underlying performance obligations have been satisfied and the Company has the right per the contract to bill the customer.

The Company considers current commissions receivable to be fully collectible and historically has incurred insignificant bad debt losses. Accordingly, no allowance for doubtful accounts is provided in the accompanying financial statements. Six products individually represent 5% or more of commissions receivable at December 31, 2019. Commissions receivable from these products represented approximately 70% of commissions receivable at December 31, 2019.

Income Taxes

The Company has elected to be taxed under the S Corporation provision of the Internal Revenue Code and similar state laws. Under this provision, the Company does not pay corporate income taxes on its taxable income. Instead, the stockholders' are liable for individual income taxes on their respective shares of the Company's taxable income. Accordingly, the accompanying financial statements do not include a provision or liability for income taxes.

Management of the Company considers the likelihood of changes by taxing authorities in its filed income tax returns and discloses potential significant changes that management believes are more likely than not to occur upon examination by tax authorities. Management has not identified any uncertain tax positions in filed income tax returns that require recognition or disclosure in the accompanying financial statements. The Company's income tax returns for the years subsequent to 2016 are subject to examination by tax authorities and may change upon examination.

Subsequent Events

Management evaluates events occurring subsequent to the date of the financial statements in determining the accounting for and disclosure of transactions and events that affect the financial statements. Subsequent events have been evaluated for potential recognition and disclosure through February 26, 2020 the date the financial statements were available to be issued. Except as disclosed in note 4, there were no additional subsequent events that require recognition or disclosure in the financial statements.

2.   Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Net Capital Rule (Rule 15c3-1), which requires that the ratio of aggregate indebtedness to net capital (as these terms are defined in the Rule) shall not exceed fifteen to one. Net capital and the net capital ratio fluctuate on a daily basis. As of December 31, 2019, the ratio of aggregate indebtedness to net capital ratio was 1.64 to 1 and net capital was $887,560 which exceeded the minimum net capital requirements by $790,268.

3.   Related Party Transaction

The Company shares various office expenses and salaries with a company under common ownership (affiliate). The Company has a formal written expense sharing agreement with the affiliate. The expense sharing agreement provides that the Company will pay a certain monthly discretionary fee (determined annually by the directors) to the affiliate company for specific services that the affiliate provides. The Company does not record any expenses such as salaries, office space, office equipment, utilities, technology expense, etc., and therefore, such expenses are

included in the allocated office expense. Expenses paid to this affiliate during 2019 for shared expenses were $3,600,000.

4.   Commitments and Contingencies

In the normal course of business as a broker, the Company may be exposed to various risks such as credit risk or risk of default by a client, or legal action by a client or a client's counterparty related to the performance of its services under a contract agreement.

In 2020, the Company entered into settlement agreements and release for a total of $36,500. The expense was recognized in the 2019 financial statements.

There are a number of arbitration proceedings outstanding against the Company at December 31, 2019. The outcomes of these legal actions are not within the Company's complete control and may not be known for prolonged periods of time. The Company is defending the cases vigorously. It is not practicable to estimate the Company's possible loss in relation to these matters, nor the effect that they may have on operating results in any particular financial period. The Company does not expect the ultimate resolution of any of the proceedings to which the Company is party to have a significantly adverse effect on the financial position of the Company.